UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number 001-41489

enCore Energy Corp.
(Translation of registrant’s name into English)

101 N. Shoreline Blvd. Suite 450, Corpus Christi, TX 78401
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐           Form 40-F ☒

The following documents are being submitted herewith:

Exhibit	Description
3.1	Articles of enCore Energy Corp., as amended on November 6, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

enCore Energy Corp.
(Registrant)

Date: November 22, 2024	By:	/s/ Robert Willette
	Name:	Robert Willette
	Title:	Chief Legal Officer

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